Contact

www.linkedin.com/in/jeremielasnier
(LinkedIn)
bento.me/jeremielasnier (Personal)

Top Skills

Branding
Immersive Design
Pitch Deck

Languages

Français (Native or Bilingual)
Spanish (Elementary)
English (Native or Bilingual)

Honors-Awards

30 under 30 Forbes list
1st & Future NFL / TechCrunch
Contest
Gold Award in the Oculus Mobile VR
Jam 2015
Samsung Design Awards
Prize of the Best Application

Jérémie Lasnier

Designing Growth for Startups & Brands | Prev. Cofounder LiveLike
VR (Acq. by Cosm) | Forbes 30 U 30
Miami, Florida, United States

Summary

Design isn't just about making things look good—it's about solving
problems, driving growth, and transforming visions into reality.
For startups navigating critical moments like product launches,
fundraising, or rebranding, design can be the deciding factor.

That's where I come in.

Throughout my 15-year career, I've helped startups, brands, and
enterprises create powerful designs that enhance their storytelling,
build investor confidence, and forge meaningful connections with
their audiences. Whether it's crafting pitch decks that secure funding
or designing intuitive UX/UI that helps products scale, or VR and AR
experiences, I deliver design solutions that let founders concentrate
on their vision while I handle the creative execution.

Want to explore how I can help? Schedule a call through the link in
the featured section.

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Experience

Strategic Design Ventures
Founder
March 2024 - Present (1 year 2 months)

Cosm
VP, Immersive Design
July 2020 - March 2024 (3 years 9 months)

Pushing the boundaries of design, technology, and innovation to deliver the
future of sports and entertainment across multiple verticals in the digital and
physical space.

LiveLike
Co-Founder & Chief Design Officer

February 2015 - February 2021 (6 years 1 month)
San Francisco --> New York, États-Unis

École des Arts Décoratifs, Paris
Researcher in Interaction Design
September 2013 - March 2015 (1 year 7 months)
Paris - Genève

Gamification, Playification & Quantified Self

nodesign.net
Product & Interaction Designer
June 2012 - October 2012 (5 months)

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Education

École des Arts Décoratifs, Paris
Research Program in Interaction Design, Sociable Media · (2013 - 2015)

HEAD—Genève // University of Art & Design of Geneva
Master Media Design, Interaction Design · (2011 - 2013)

École supérieure d'art et de design TALM
Bachelor / DNAP, Product Design · (2008 - 2011)

LISAA - L'Institut Supérieur des Arts Appliqués
Upgrade Classes for Applied Arts, Visual Communication · (2007 - 2008)